Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 7, 2023

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow
Jennifer López-Molina
Division of Corporation Finance
Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted November 10, 2022

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 22, 2022 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 to the Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

February 7, 2023

The Company has asked us to convey the following as its responses to the Staff:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows

Comparison of nine months ended October 1, 2022 (Successor) and nine months ended October 2, 2021 (Successor)

Cash Provided by Operating Activities, page 121

1.

Your disclosure appears to focus on how the reported amount of cash flow of operating activities was derived for each period. Your disclosure should provide a comparative analysis of changes in the reported amount of operating cash flow from period to period. Refer to the introductory paragraph of Item 303(b) of Regulation S-K for guidance regarding material changes from period to period. Accordingly, please revise to discuss why operating cash flow decreased from nearly $146 million in the prior year period to nearly $118 million in the current year period. Also, discuss whether you expect a lower level of operating cash flow to continue and why. Refer to Item 303(b)(1)(i) of Regulation S-K regarding any known trend information.

Response to Comment 1

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 130 of the Registration Statement.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3052 or David A. Curtiss at (212) 373-3146.

Very truly yours,

/s/ Lawrence G. Wee
Lawrence G. Wee

cc:	Securities and Exchange Commission

Ta Tanisha Meadows

Doug Jones

Savers Value Village, Inc.

Mark Walsh

Jay Stasz

Richard Medway, Esq.

Latham & Watkins LLP

Marc D. Jaffe, Esq.

Gregory P. Rodgers, Esq.

Brittany D. Ruiz, Esq.